The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                              [CHINA MOBILE LOGO]


                        CHINA MOBILE (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

                                  ANNOUNCEMENT

                           INVESTMENT BY VODAFONE AND
        HEWLETT-PACKARD COMPANY IN ASPIRE HOLDINGS LIMITED AND BUSINESS
                         ALLIANCE BETWEEN VODAFONE AND
                            ASPIRE HOLDINGS LIMITED

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On 9 January 2002, Vodafone Jersey, a wholly-owned subsidiary of Vodafone, agreed and invested US$34.965 million (equivalent to approximately HK$272.727 million) in Aspire, a subsidiary of the Company. In addition, Vodafone Americas, a subsidiary of Vodafone, entered into a business alliance agreement with Aspire. On the same day, Hanover, an indirect wholly-owned subsidiary of HP, increased its investment in Aspire by US$16 million (equivalent to approximately HK$124.8 million). Immediately after the investment by Vodafone Jersey and the further investment by Hanover in Aspire, the holdings of Vodafone Jersey and Hanover in Aspire are 9.99 per cent. and 7 per cent., respectively.

The Board believes that, with Vodafone joining Aspire as a strategic shareholder along with HP, Aspire will leverage the expertise and experience of these two leading global mobile data solutions and services providers to further strengthen and accelerate its development. Furthermore, the Board believes that this will enhance the development of the Group's mobile data businesses and competitive edge, and broaden the Group's revenue (ARPU) sources and provide further growth momentum. In addition, the Company may benefit from Aspire's expected fast growing revenue streams generated from its various services.
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Further to the announcements issued by China Mobile (Hong Kong) Limited (the
"Company", together with its subsidiaries, the "Group") on 10 January 2001 and 27 February 2001, the board of directors of the Company (the "Board") announces that following extensive commercial negotiations, on 9 January 2002, Vodafone Holdings (Jersey) Limited ("Vodafone Jersey"), a wholly-owned subsidiary of Vodafone Group Plc ("Vodafone"), agreed to invest US$34.965 million (equivalent to approximately HK$272.727 million) in Aspire Holdings Limited ("Aspire"), a subsidiary of the Company. In addition, Vodafone Americas Asia Inc. ("Vodafone Americas") a subsidiary of Vodafone, entered into a business alliance agreement with Aspire. On the same day, Hanover Asia Pacific Investments Limited ("Handover"), an indirect wholly-owned subsidiary of Hewlett-Packard Company ("HP"), increased its investment in Aspire by US$16 million (equivalent to approximately HK$124.8 million).

Each of Vodafone, Vodafone Jersey, Vodafone Americas, Hanover and HP is an independent third party not connected with any directors, chief executives or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates.


INVESTMENT IN ASPIRE BY VODAFONE JERSEY AND BUSINESS ALLIANCE AGREEMENT BETWEEN VODAFONE AMERICAS AND ASPIRE

On 9 January 2002, Vodafone Jersey subscribed for 93,870,619 ordinary shares of par value of HK$0.10 in the share capital of Aspire (representing 9.99 per cent. of the issued ordinary share capital in Aspire after the issue of such shares and the issue of 52,285,890 ordinary shares to Hanover) in cash for an aggregate subscription price of US$34.965 million (equivalent to approximately HK$272.727 million and representing approximately HK$2.905 per ordinary share). On the same day, the Company redeemed the one redeemable preference share in Aspire at US$22 million (equivalent to approximately HK$171.6 million and representing the sum of the amount invested, being US$20 million, and the accrued cumulative dividend at 10 per cent. per annum) in cash.

On 9 January 2002, Vodafone Americas and Aspire entered into a business alliance agreement. Pursuant to this agreement, the parties intend to enter into a mutually beneficial strategic relationship. Aspire will engage Vodafone Global Platform and Internet Services ("VGP"), a unit of Vodafone Americas, as a preferred provider of wireless data application software in relation to the Aspire Mobile Information Service Centre platform ("Aspire MISC Platform") where VGP is able to provide such software with at least equivalent technical specifications on the same or better commercial terms. Aspire and VGP also agree to use their respective reasonable efforts to coordinate the development of the Aspire MISC Platform and the platform of Vodafone ("VGP Platform") with the intention of providing a seamless delivery of features for the parties' respective roaming customers on their wireless data services and enabling content and application providers to use a single applications programming interface to interconnect with both the Aspire MISC and the VGP Platform.

Vodafone Jersey's investment in Aspire and the business alliance between Vodafone Americas and Aspire are in furtherance of the strategic alliance between Vodafone and the Company. In February 2001, the Company and Vodafone entered into a legally binding Strategic Alliance Agreement. Pursuant to this agreement, the two parties agreed to cooperate in certain areas, including using their respective leading positions in the cellular telecommunications market to actively participate in the promotion of telecommunication standards and protocols and to encourage the introduction of truly global telecommunication products and services for mobile communications users worldwide. The scope of such cooperation includes research and development of wireless data services.



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FURTHER INVESTMENT IN ASPIRE BY HANOVER

Pursuant to the subscription and shareholders agreement entered into among the Company, Hanover, Aspire and ASP Investment Holdings Limited (an affiliate of Merrill Lynch (Asia Pacific) Limited, the financial adviser to Aspire) ("ASP") on 10 January 2001 (the "Subscription and Shareholders Agreement"), Hanover subscribed for 13,489,318 ordinary shares in Aspire. In addition, Hanover agreed to subscribe for additional shares in Aspire whenever additional investors subscribe for shares in Aspire such that the maximum shareholding of Hanover in Aspire is 7 per cent. of the enlarged issued ordinary share capital of Aspire, within a period of one year after the date of the Subscription and Shareholders Agreement, at the same per ordinary share price (for the entire 7 per cent. shareholding) as that paid by such additional investor. Pursuant to this agreement, on 9 January 2002, Hanover subscribed for 52,285,890 ordinary shares of par value of HK$0.10 in the share capital of Aspire, increasing its shareholding in Aspire to 7 per cent. (after the issue of such shares and the issue of 93,870,619 ordinary shares to Vodafone Jersey), in cash at a subscription price of US$16 million (equivalent to approximately HK$124.8 million). After this further investment, the aggregate consideration paid by Hanover for its 7 per cent. shareholding in Aspire was US$24.5 million (equivalent to approximately HK$191.1 million and representing approximately HK$2.905 per ordinary share). The Subscription and Shareholders agreement is replaced by a new shareholders agreement entered into among the Company, Hanover, ASP, Vodafone Jersey and Aspire, which governs the relationship of the shareholders of Aspire and the corporate governance of Aspire.


ASPIRE HOLDINGS LIMITED

Aspire focuses primarily on systems integration, product development (in particular, software development) and technical support in relation to mobile data systems and related applications in the People's Republic of China (the "PRC") and is the Company's vehicle to develop wireless data service solutions. It provides wireless data and internet enabling technologies, applications and service platforms, and in particular, systems integration services for mobile data systems, and the construction, maintenance and support of the website portal "Monternet" of the Group and China Mobile Communications Corporation, software development, licensing and support services for wireless operators in the PRC, systems integration for on-line merchants and content providers, and wireless solutions for e-corporates in the PRC and other related services. The subscription monies received by Aspire will be used as general working capital to further Aspire's business.

Prior to the investment by Vodafone Jersey and the further investment by Hanover in Aspire, the Company has 78.64 per cent. interest in the issued ordinary share capital of Aspire. Immediately after such investment, Aspire's shareholding structure is as follows:

                                    [CHART]

The Board believes that, with Vodafone joining Aspire as a strategic shareholder along with HP, Aspire will leverage the expertise and experience of these two leading global mobile data solutions and services providers to further strengthen and accelerate its development. Furthermore, the Board believes that this will enhance the development of the Group's mobile data businesses and competitive edge, and broaden the Group's revenue (ARPU) sources and provide further growth momentum. In addition, the Company may benefit from Aspire's expected fast growing revenue streams generated from its various services.

For your convenience, unless otherwise stated or the context requires otherwise, this announcement contains translations between Hong Kong dollar amounts and US dollars at HK$7.80 = US$1.00. The translations are not representations that the US and Hong Kong dollar amounts could actually be converted at this rate, or at all.

                                                   By order of the Board
                                              CHINA MOBILE (HONG KONG) LIMITED
                                                      WANG XIAOCHU
                                            Chairman and Chief Executive Officer

Hong Kong, 9 January 2002